SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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www.skadden.com

December 17, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Max A. Webb

Re:	Chase Bank USA, National Association

Registration Statement on Form S-3

Filed November 23, 2010

File No. 333-170794

Dear Mr. Webb:

On behalf of Chase Bank USA, National Association (the “Depositor”), enclosed please find a copy of the Depositor’s Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”) relating to the proposed offering by the Chase Issuance Trust of Asset Backed Notes, which has been marked to show all changes from the initial submission.

This letter also responds to the comments on the Registration Statement contained in the Staff’s letter dated December 6, 2010. For your convenience, each of the numbered comments in the Staff’s letter is provided below prior to the applicable response. The page numbers reflected in the answers below correspond to the marked copy of the Registration Statement.

Registration Statement on Form S-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Max A. Webb

Securities and Exchange Commission

December 17, 2010

Response

The Chase Issuance Trust, the Chase Credit Card Master Trust and the First USA Credit Card Master Trust, are the only existing issuing entities established by the Depositor or any affiliates of the Depositor that have publicly offered asset-backed securities involving credit card receivables. Each of the Depositor, Chase Issuance Trust, the Chase Credit Card Master Trust and the First USA Credit Card Master Trust have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving credit card receivables in accordance with the requirements of General Instruction I.A.4 of Form S-3.

In addition, the Depositor previously acquired the Washington Mutual Master Note Trust and the Washington Mutual Master Trust and a Canadian affiliate of the Depositor acquired the SCORE Trust. Exchange Act reporting is not applicable to these entities because the securities were offered privately or outside of the United States.

The Chase Issuance Trust and the First USA Credit Card Master Trust are co-registrants with the Depositor with respect to the Registration Statement (together with the Depositor, the “Registrants”). Until December 15, 2009, the Chase Issuance Trust held a collateral certificate issued by the Chase Credit Card Master Trust, and the Chase Credit Card Master Trust was a co-registrant on the previous Registration Statement on Form S-3 filed by the Depositor on December 21, 2007 (File No. 333-145109). The CIK code of the Chase Credit Card Master Trust is 0001004988.

2.	Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462 (d) and Item 1100(f) of Regulation AB.

Response

The Depositor understands that pursuant to the Commission’s proposed rules for asset-backed securities published in the Federal Register on May 3, 2010, the Commission is proposing to revise Item 1100(f) to require that exhibits be filed no

Max A. Webb

Securities and Exchange Commission

December 17, 2010

later than the date of filing of the final prospectus. The Registrants agree to file finalized agreements by Form 8-K, simultaneously with or prior to the filing of the final prospectus, for all future takedowns off of the Registration Statement. Certain of these finalized agreements will be executed on the issuance date of the offered notes, and will therefore be filed in unexecuted form.

3.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

Response

All material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response

The Registrants confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown. Please note the response to comment 6 below clarifying that the Registrants do not intend to use derivative agreements or supplemental credit enhancement agreements for any actual takedowns.

Max A. Webb

Securities and Exchange Commission

December 17, 2010

Prospectus Supplement

General

5.	Please confirm that any collateral certificate that the Chase Issuance Trust acquires will comply with the requirements of Rule 190 of the Securities Act.

Response

The conditions of Rule 190(c) are met with respect to the First USA Credit Card Master Trust collateral certificate that is currently held by the Chase Issuance Trust. With respect to any collateral certificate that the Chase Issuance Trust acquires, the Depositor and the Chase Issuance Trust will comply with the requirements of Rule 190 of the Securities Act.

Cover Page

6.	We note disclosure on the cover page that a derivative agreement and supplemental credit enhancement agreements may be included in a takedown. Please revise the cover page, summary to the prospectus supplement and base prospectus to describe the forms of credit enhancement or other support that may be included in is takedown. Refer to Item 1103(a)(ix) and Item 1114 of Regulation AB.

Response

Upon further review, the Registrants do not contemplate using derivative agreements or supplemental credit enhancement agreements for any actual takedowns. Therefore, the prospectus supplement and base prospectus have been revised to remove references to such agreements.

Risk Factors, page 11

Payment patterns of cardholders may not be consistent over time, page 20

7.	Please revise to disclose the current decline in consumer spending which may influence the credit card market, and discuss how these factors may affect the yield on your notes.

Max A. Webb

Securities and Exchange Commission

December 17, 2010

Response

We assume that the reference to a potential effect on the yield on the notes was intended to be a comment about the effect a decline in consumer spending could have on the yield on the receivables in the trust portfolios. The yield or coupons on the notes would not change due to changes in consumer behavior. The trusts have collected amounts well in excess of the amount necessary to pay interest on the notes throughout the recent financial downturn. Despite the general decline in outstanding credit card receivables balances during the recent financial crisis the Depositor has not experienced any sustained decline in the yield on the trust portfolios. The Depositor believes that the most relevant factors to highlight given the recent market turbulence would be delinquencies and charge-offs, because an increase in delinquencies and charge-offs may reduce the effective yield of the trust portfolios.

A new risk factor entitled “The rate of collections on delinquent accounts may not be consistent over time and variations in this rate may lead to increases in the rate of charge-offs” has been added to page 20 of the base prospectus. This risk factor addresses the impact of delinquencies and charge-offs on the yield on the credit card accounts and the amount of the outstanding balance in the trust portfolios.

8.	Please also expand the risk factor here, or in another appropriate place, to discuss the general issues with respect to the asset-backed securities market in light of the current credit market conditions.

Response

As noted above in the response to comment 7 we have added a risk factor discussing issues with respect to the notes in light of recent market conditions and highlighting potential problems that could arise as a result of a further weakening of the general economy. In addition, the following disclosure is included under “Risk Factors—There is no public market for the notes. As a result you may be unable to sell your notes or the price of the notes may suffer” on page 24 of the base prospectus, which we have revised to say: “Moreover, adverse events in financial markets, such as increased illiquidity, de-valuation of various assets in secondary markets and the lowering of ratings on certain asset-backed securities, as experienced during the recent economic downturn, may reduce the market price or adversely affect the liquidity of your notes.” In light of recent general improvements in the market conditions for asset-backed securities, our disclosure accordingly refers to the recent economic downturn instead of current credit market conditions.

Max A. Webb

Securities and Exchange Commission

December 17, 2010

Base Prospectus

Origination, page 34

9.	We note disclosure on page 34 which states that Chase does not re-qualify the individual revolving credit card accounts that it acquires from other financial institutions and that there is no assurance that the accounts meet Chase’s underwriting procedures. If exceptions may be made to the Chase underwriting criteria, please revise to disclose the types of exceptions that may arise. Also, revise to indicate that you will provide statistical disclosure regarding any exceptions to the underwriting procedures.

Response

Many of the credit card accounts held by the Depositor were originated by other financial institutions, including predecessor entities to the Depositor, such as Bank One, Delaware, National Association or Chase Manhattan Bank USA, National Association. Each such financial institution would have employed its own then current underwriting procedures at the time of origination of a credit card account, which may differ from the underwriting procedures currently employed by the Depositor. The Depositor believes that deeming accounts originated by other financial institutions under their own underwriting procedures as “exceptions” to the Depositor’s current underwriting procedures would be misleading and would not be helpful to investors. Therefore, the Registrants do not believe that providing statistical disclosure in this context is warranted.

It is important to note that even though the Depositor does not re-qualify individual credit card accounts acquired from other financial institutions, the Depositor, prior to acquiring a portfolio, reviews the historical performance and seasoning of the portfolio and the policies and practices of the selling institution, as described on page 34 and 35 of the base prospectus under “Origination – Mergers and Portfolio Acquisitions.” In addition, each acquired credit card account, just like any account originated by the Depositor, is subject to ongoing credit evaluation by the Depositor, using the Depositor’s proprietary credit scoring system and based on the Depositor’s current credit evaluation criteria, as described in the base prospectus under “Chase USA’s Credit Card Portfolio—Underwriting Procedures and Criteria.” Each such acquired account will also be subject to terms and conditions that are consistent with those applicable to an account originated by the Depositor and will continue to operate under those terms and conditions for as long as it is being held by the Depositor. In other words, even if an acquired credit card account is originally underwritten under the standards of another financial institution, that account will be

Max A. Webb

Securities and Exchange Commission

December 17, 2010

managed under the standards of the Depositor upon acquisition. Given the credit evaluation practice prior to and after a portfolio acquisition as described above, the Depositor believes that it would be misleading and inappropriate to consider the accounts that were originated by other financial institutions and not re-qualified at the time of acquisition as “exceptions” to the Depositor’s underwriting criteria and procedures.

Collection of Delinquent Accounts, page 37

10.	We note your disclosure that Chase has a policy of restoring or “reaging” delinquent customer accounts. Please revise to provide bracketed form disclosure indicating that you will provide, if material, data regarding the number of accounts designated for the master trust which have been re-aged in both the Transaction Summary and Delinquency and Loss Experience sections of the prospectus. Refer to Item 1100(b) of Regulation AB.

Response

The base prospectus has been revised to include an additional sentence on page 38 regarding the Depositor’s policy for reaging delinquent customer accounts. The Depositor’s reaging policy has been implemented to be compliant with Federal Financial Institutions Examination Council (“FFIEC”) rules regarding reaging. The number of accounts which have been reaged by the Depositor has consistently been immaterial and given the limitations imposed by these FFIEC rules, the Depositor believes that the number of accounts reaged by the Depositor will be highly unlikely to ever become material. Therefore, the Registrants believe that the bracketed form disclosure requested by the Staff is not necessary.

We look forward to receiving any additional comments and questions you may have on our Registration Statement and related submissions.

In the event that the Staff has any questions or comments with respect to the first amended version of the Depositor’s Registration Statement or the response to the comment letter contained herein, please do not hesitate to call the undersigned at (212) 735-2853 with any other questions.

Max A. Webb

Securities and Exchange Commission

December 17, 2010

Very truly yours,

/s/ Andrew M. Faulkner

Andrew M. Faulkner

cc:	Lauren Nguyen, Securities and Exchange Commission

Andrew T. Semmelman, Chase Bank USA, National Association

Angela Liuzzi, JPMorgan Chase & Co.

Edward M. De Sear, Allen & Overy LLP